EXHIBIT 3(c)
AMENDMENT TO ARTICLES OF INCORPORATION OF
BANCORPSOUTH, INC.
          To the Secretary of State of Mississippi:
          Pursuant to the provisions of Section 79-4-10.06 of the Mississippi Business Corporation Act, BancorpSouth, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Mississippi, hereby amends its Restated Articles of Incorporation as follows:
          (1) The name of the Corporation is BancorpSouth, Inc.
          (2) The first sentence of Article 5 of the Corporation’s Restated Articles of Incorporation is deleted in its entirety and the following inserted in lieu thereof:
“The aggregate number of shares which the corporation shall have the authority to issue is five hundred million (500,000,000) shares of Common Stock, all one class having a par value of $2.50 per share (the “Common Stock”).”
          (3) The amendment was duly adopted by the shareholders of the Corporation at a meeting held on April 26, 1994. The Corporation’s Common Stock is its only class of outstanding shares, each of the 7,867,545 outstanding shares of which is entitled to one vote separately on the amendment. The holders of 6,357,332.7821 shares of Common Stock were indisputably represented at the meeting, 5,762,053.1471 shares of Common Stock were cast for the amendment, and the number cast for the amendment was sufficient for approval of the amendment.
Dated: April 26, 1994.

/s/ Aubrey B. Patterson
Aubrey Burns Patterson
Chairman of the Board and Chief Executive Officer